Mail Stop 4561

March 15, 2010

Kumar Gursahaney, CFO
DJSP Enterprises, Inc.
900 South Pine Island, Suite 400
Plantation, FL 33324

> **Re: DJSP Enterprises, Inc.**
> **Registration Statement on Form F-1**
> **Filed February 16, 2010**
> **File No. 333-164907**

Dear Mr. Gursahaney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with the analysis that supports your conclusion that you are a foreign private issuer and, thus, eligible to use Form F-1. Refer to Rule 405 of Regulation C. Also, please disclose in the prospectus the number of record holders of the company's ordinary shares that are residents of the United States. Refer to Item 7.A.2 of Form 20-F and Item 4(a) of Form F-1.

Inside Front Cover Page

2.   We note your statement that you believe the third party data included in the prospectus is reliable but you have not independently verified such information and that you do not make any representations as to the accuracy of the information. As you know, market

data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text in your prospectus as necessary to remove any suggestion that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing or that you do not have responsibility for the accuracy of the disclosure in the filing.

Enforceability of Civil Liabilities, page 1

3.   Please move this disclosure after the risk factor section.

Risk Factors

Risks Related to our Structure

"Purchasers of Chardan 2008 shares may also be entitled to rescission…," page 9

4.   Please provide quantitative data regarding the potential cost to the company of Chardan 2008 shareholders rescinding purchases of company stock made prior to the announcement of the business combination with DAL.

Per Share Market Information, page 13

5.   Please revise to disclose the annual high and low market prices for 2008 and 2009 and the high and low market prices for the most recent six months. Refer to Item 9.A.4 of Form 20-F and Item 4(a) of Form F-1.

Capitalization of DJSP Enterprises, Inc., page 16

6.   Please update your capitalization and indebtedness table so that it is of a date no earlier than 60 days prior to the date of the registration statement as required by Item 3.B of Form 20-F. Refer to Item 4(a) of Form F-1.

Selected Financial Data, page 17

7.   Revise to disclose the reasons why there is no selected financial data for periods prior to 2006. Confirm that the selected data for the earliest two years of the five year period are being omitted because the information cannot be provided without unreasonable effort or expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

8.   Revise to present quantitative and qualitative disclosure about market risk pursuant to Item 11 of Form 20-F. Refer to Item 4(a) of Form F-1.

Overview, page 18

9.   We note that the overview you have included provides little information regarding how management evaluates the company's performance. Please revise your overview section to provide a more informative executive level discussion that addresses how management evaluates your financial condition and operating results. An expanded overview could include, for example, your prospects for future growth, material opportunities, and any known trends, demands, commitments, or uncertainties and their impact on your liquidity, capital resources, or results of operations, and material risks and challenges facing the company. Refer to Section III.A of SEC Release No. 33-8350 for additional guidance.

Recent Developments

Regulatory Environment, page 18

10.   We note your disclosure in this section that "recent data suggests that approximately 25% to 40% of all modified loans fall delinquent." Please disclose the source of this data.

Liquidity and Capital Resources, page 22

11.   Please revise your analysis of cash flows to provide your investors with insight into why your cash flows change from period to period, rather than simply repeating the amounts see on the face of your cash flow statement. Refer to Section IV.B. of Release 33-8350.

Adjusted EBITDA, page 23

12.   Revise your disclosure that identifies the adjustments as being "non-recurring" since the adjustments are due to compensation that was recurring. That is, the adjustments appear to be attributable to Stern's compensation that is above his base compensation. Indicate whether the new officer arrangement includes an incentive plan that provides for pay above the base compensation. If so, tell us why you believe that adjustments shown in the reconciliation are proper when there might be incentive pay above the base compensation in the future. In addition, tell us the nature of the items included in "other non-recurring benefits."

Contractual Payment Obligations, page 24

13.   Revise to present the tabular disclosure of contractual obligations required by Item 5.F. of Form 20-F. Refer to Item 4(a) of Form F-1.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction, page 30

14.   We note your statements here and within risk factor disclosure on page 7 that the business combination was accounted for as a reverse capitalization of DAL's operating subsidiaries. We further note your reference to the representation on the board of directors and management of the acquired business becoming the management of DAL and Chardan 2008. However, it appears that the former Chardan shareholders continue to hold a majority of the shares of DJSP Enterprises, Inc. Please provide us with a detailed analysis of how you determined the accounting acquirer. Your response should address criteria outlined in ASU 805-10-55-10 to 12.

15.   We note that purchasers of Chardan 2008 shares may be entitled to rescission, as described in a risk factor on page 9. We further note the absence of an adjustment to record a rescission liability in the pro forma financial information. Please demonstrate how you determined no such adjustment is required. That is, tell us how you determined whether the contingent liability for damages should not be reflected in the financial statements. Further, indicate why those shares should not be reclassified out of stockholder's equity and into temporary equity as redeemable shares. Provide an analysis that supports your accounting including your consideration of ASU 450 (FAS 5).

Pro Forma Adjustments, page 32

16.   Please explain how you will account for the contingent DAL Series B Preferred Units to be issued to the Stern Contributors and Existing Members. Describe the significant terms of these shares including identifying the share price targets.

17.   Tell us and disclose the accounting implication of any equity interest issued to the Existing Members of DAL. We note that shares retained by noncontrolling interest have rights to convert into Chardan 2008 shares. Explain how you are accounting for this conversion or exchangeable right.

18.   Tell us why the company will assume a line of credit from the Stern Contributors and support how you are accounting for this transaction. In this regard, revise to disclose the accounting implications of DAL Group's acquisition of DJS Processing Division and related entities. Indicate the date that the DAL Group obtains control of these entities.

19.   Explain why the payments to the Stern Contributors results in a debit balance for additional paid-in-capital. Indicate whether the payments represent a purchase of equity interest or a special distribution. Also, your response should also address ASU 505-30-30.

Business

DAL History and Current Business, page 39

20.   In this section, please discuss the background of the company's acquisition of a controlling interest in DAL. Please disclose when the parties first discussed a transaction, who was involved in that initial discussion and subsequent discussions, and how the parties negotiated the key terms of the transaction. Also, tell us when and how you communicated to your shareholders the decision to seek a business combination with a company not based in China.

21.   Please file the Services Agreement between DJS and DJS LLC as an exhibit to your registration statement.

Florida, page 42

22.   Your disclosure indicates that you are not directly involved in every step of the foreclosure process in Florida. If this is a typographical error, please revise. Otherwise, clearly identify the steps in which you are involved.

Market Overview, page 48

23.   With respect to third-party statements in the prospectus, such as the data attributed to the Mortgage Bankers Association, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus.

Long-Term Growth Strategies, page 61

24.   Discuss here and in your Management's Discussion the costs incurred to date, as well as anticipated costs, in connection with your growth strategies.

Geographic Expansion, page 62

25.   We note your disclosure in this section that you are planning to expand your business beyond Florida into other states. We also note your disclosure on page 42 that judicial foreclosure states present greater revenue opportunities than non-judicial states. Please

clarify in your filing how many states in the United States use a judicial foreclosure process.

Directors, Senior Management and Employees, page 64

The Company, page 64

26.   For each director, please specify the date of expiration of the current term of office and the period during which each person has served in that office. Also, please disclose details of any service contracts the directors have with the company or its subsidiaries that provide for benefits upon termination of employment. Refer to Item 6.C of Form 20-F and Item 4(a) of Form F-1.

Shares Eligible for Future Sale, page 73

27.   Please include a description of the terms of the DAL Series A and Series B preferred shares.

Selling Shareholders, page 80

28.   For each of the selling shareholders, please be sure to disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or its predecessors or affiliates. Refer to Item 9.D of Form 20-F and Item 4(a) of Form F-1. Please confirm that Jeffrey Valenty has the sole voting and investment power over the ordinary shares being sold by FlatWorld DAL LLC or identify the natural person or persons who does have such power. Also, identify the natural person or persons who has the sole or shared voting and investment power over the shares being offer for sale by Chardan SPAC Asset Management, LLC, EMR Master Fund Ltd., Platinum Partners Liquid Opportunity Master Fund L.P., and South Ferry #2, LP. See Interpretation 240.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

29.   Please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling stockholders are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Financial Statements, page F-2

30.   Depending upon the conclusion reached in your analysis of comment 1 above, update the financial statements in accordance with Item 8 of Form 20-F or Rule 3-12 of Regulation S-X.

DJS Processing Division and its Combined Affiliates

31.   Revise to provide disclosure on the face of the financial statements amounts attributable to related parties. In addition, consider adding disclosure for vulnerability due to concentration with the Law Firm. See ASU 275-10-50-16 to 22.

Notes to the Consolidated Financial Statements, page F-7

32.   Revise the titles of the footnotes and financial statements for consistency. In this regard, we note that the financial statements are presented on a combined carve-out basis and the footnote title refers to consolidated financial statements.

33.   We note that your business is operated as a single reportable segment. Disclosures throughout your filing suggest three specific types of revenue that appear to require disclosure pursuant to the enterprise-wide disclosure requirements of ASU 280-10-50-40. In addition, explain why each subsidiary or division does not represent a reportable operating segment. We refer you to ASU 280-10-50-10. Your disclosures throughout the filing suggest that you have more than one segment.

Note 1. Nature of Business and Significant Accounting Policies

Basis for Expense Allocations, page F-8

34.   Revise your disclosures to add the statement that management asserts that the allocation methodology used is reasonable. See SAB Topic 1B1 – Question 2.

Signatures

35.   Please include the signature of the company's authorized representative in the United States. See Instructions to Signatures in the Form F-1.

*   *   *   *   *

As appropriate, please revise your draft registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tammy Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. For all other questions, please contact the undersigned at (202) 551-3456. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Attorney-Advisor

cc: Via Facsimile (212) 407-4990
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP